UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN NOBLE GAS, INC. (formerly INFINITY
ENERGY RESOURCES, INC.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45663L502

(CUSIP Number)

American Noble Gas, Inc.

15612 College Blvd.

Lenexa, KS 66219

(816) 955-0532

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45663L502

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Heckman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000 *
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,750,000 *
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*See Response to Items below.

Explanatory Note:

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on January 7, 2021 with respect to the common stock of American Noble Gas, Inc. (formerly Infinity Energy Resources, Inc.) (the “Issuer”), held by Thomas J. Heckman (“Heckman”).

This Amendment No. 1 amends and supplements the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

Item 1. Security and Issuer

Item 3 of the Original Schedule 13D is hereby amended to the following:

The title of the class of equity security to which this statement relates is common stock, $0.0001 par value. The reporting person beneficially owns 2,500,000 shares of common stock. Certain of the shares of common stock are subject to vesting provisions.

The issuer of the securities is American Noble Gas, Inc. (formerly Infinity Energy Resources, Inc.) (the “Issuer”). The Issuer’s principal executive offices are located at 15612 College Blvd., Lenexa, KS 66219.

Item 3. Source and Amount of Funds or Other Consideration:

Item 3 of the Original Schedule 13D is hereby amended to the following:

On August 19, 2020 the Issuer awarded the Reporting Person 2,000,000 shares of restricted common stock as compensation for services to the Issuer. A total of 250,000 of these shares vest at the end of each calendar quarter starting on September 30, 2020 and ending on June 30, 2022, provided the reporting person continues to provide consulting services to the Issuer on each vesting date. A total of 1,750,000 shares have vested and a total of 250,000 remain unvested as of the date of this Amendment No. 1 to Schedule 13D.

On May 19, 2022, the Issuer awarded the Reporting Person 500,000 additional shares as compensation for services to the Issuer. A total of 125,000 of these shares vest at the end of each calendar quarter starting on June 30, 2022 and ending on March 31, 2022, provided the reporting person continues to provide consulting services to the Issuer on each vesting date. This Schedule 13D is being filed to report an increase in the beneficial stock ownership of the reporting person to 2,500,000 shares to reflect the grant of 500,000 shares of restricted common stock to the reporting person on May 19, 2022.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

On May 19, 2022, the Issuer awarded the Reporting Person 500,000 additional shares as compensation for services to the Issuer. This Amendment No. 1 to Schedule 13D is being filed to report an increase in the beneficial stock ownership of the reporting person to reflect a grant of 500,000 shares of restricted common stock to the reporting person on May 19, 2022.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended as follows:

(a) The reporting person beneficially owns 2,500,000 shares of common stock, a portion of which remains subject to vesting provisions. The beneficial ownership of 2,500,000 shares would represent 10.8% of the issued and outstanding common stock of the Issuer as of the date of this Schedule 13D. As of the date of this Schedule 13D, a total of 500,000 shares of restricted common stock included in the foregoing totals remains subject to vesting restrictions as of the date of this Schedule 13D as set forth in paragraph (c) below. The reporting person has the power to vote these shares even though they are not vested.

(b) The reporting person has the sole power to vote 2,500,000 shares and the power to dispose of 2,000,000 shares, which excludes the 750,000 shares that remain subject to vesting provisions as of the date of this Amendment No. 1 to Schedule 13D.

(c) On August 19, 2020 the Issuer awarded the reporting person 2,000,000 shares of restricted common stock. A total of 250,000 of these shares vest at the end of each calendar quarter starting on September 30, 2020 and ending on June 30, 2022, provided the reporting person continues to provide consulting services to the Issuer on each vesting date. A total of 1,750,000 shares have vested and a total of 250,000 remain unvested as of the date of this Amendment No. 1 to Schedule 13D.

On May 19, 2022 the Issuer awarded the reporting person 500,000 shares of restricted common stock. A total of 125,000 of these shares vest at the end of each calendar quarter starting on June 30, 2022 and ending on March 31, 2022, provided the reporting person continues to provide consulting services to the Issuer on each vesting date. A total of zero shares have vested and a total of 500,000 remain unvested as of the date of this Amendment No. 1 to Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2022
Dated

/s/ Thomas J. Heckman
Signature

Thomas J. Heckman, Reporting Person
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).